Exhibit 99.1

[TRANSLATION]

December 1, 2016

Name of Listed Company: FRONTEO, Inc.

Representative: Masahiro Morimoto, CEO and Chairman of the Board

(Code No.: 2158, TSE)

(NASDAQ Ticker Symbol: FTEO)

Contact person: Shuichi Seo, CFO

Phone: +81-3-5463-6344

Completion of Subscription for the 2nd Unsecured Bonds with Convertible Bond Type Stock Acquisition Rights by Third-Party Allotment

TOKYO, Japan, December 1, 2016 — FRONTEO, Inc. (TSE: 2158) (hereinafter referred to as “FRONTEO”) today announced the completion of the issuance of and the subscription for the 2nd unsecured bonds with convertible bond type stock acquisition rights, as referenced in Exhibit 99.1 to the Company’s 6-K furnished to the United States Securities and Exchange Commission on November 14, 2016, “Notice of the Issuance of and the Subscription for the 2nd Unsecured Bonds with Convertible Bond Type Stock Acquisition Rights by Third-Party Allotment”.

Summary of Subscription

2nd unsecured bonds with convertible bond type stock acquisition rights

(1) Due date of payment	Thursday, December 1, 2016
(2) Total number of stock acquisition rights	40 units
(3) Issue price of bonds and stock acquisition rights	Issue price per Bond shall be ¥62,500,000 (¥100 per ¥100 par value) The exercise price of the stock acquisition rights shall be ¥0.
(4) Number of residual securities from the issuance	3,075,030 shares
(5) Amount of funding	¥2,500,000,000
(6) Conversion price	¥813
(7) Method for subscription or allotment (allottee)	The Bonds shall be allotted to the following entity by third-party allotment: Whiz Healthcare Japan 2.0 Investment Limited Partnership ¥2,500,000,000
(8) Interest rate	The Bonds shall bear no interest.

End

This document has been prepared to publicly announce matters related to the issuance of FRONTEO’s bonds and not for the purpose of soliciting investment. FRONTEO has not registered, and is not scheduled to register, any of the bonds under the United States Securities Act of 1933 (including following revisions; hereinafter referred to as the “1933 Securities Act”). The bonds must not be offered or sold without a registration or an exemption from registration under the 1933 Securities Act.

Safe Harbor Statement

This notice contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “aims,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the potential use of artificial intelligence technologies, including KIBIT, and its benefits to the healthcare industry, the anticipated increase in employment of persons with mental disabilities due to new legislation due to become effective in fiscal year 2018, and the expected use of funds to be received from the above-described investment in our company are forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this notice and in the attachments is as of the date of this notice, and FRONTEO undertakes no duty to update such information, except as required under applicable law.